Exhibit 99.1

ARBN#117 474 790
TSX Trading Symbol: NYSE Trading Symbol: ASX Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG IGD 178.9MM
88

FOR IMMEDIATE RELEASE: May 11, 2006	No. 09/06

IAMGOLD’S QUIMSACOCHA PRELIMINARY ASSESSMENT AND OPERATIONS UPDATE

•	Quimsacocha Preliminary Assessment indicates positive economics

•	Production increases by 16% with $2 per ounce decline in costs relative to Q1/05

•	Yatela Mine life extended to 2009

•	Reduction in resources at Sadiola, no change in reserves

•	Buckreef development plans on schedule

“2006 has already been a great year for IAMGOLD. Our operations have been performing well, the life at the Yatela Mine is extended and the results from the Quimsacocha preliminary assessment are very positive. The reduction in resources at Sadiola is disappointing, but will have no impact on the mine plan or the Deep Sulphides,” commented Joe Conway, President and CEO, “IAMGOLD will continue to build value for shareholders through the development of our quality exploration portfolio and existing operations.”

Quimsacocha Preliminary Assessment

The preliminary assessment of the Quimsacocha deposit in Ecuador has been completed. The assessment was commissioned to determine the economic potential of the deposit and evaluated several options for mining, processing and waste management. The study was completed by SRK Consulting with the metallurgical and processing component completed by J.R. Goode and Associates, and was based on the Technical Report by Roscoe Postle and Associates finalized in November 2005. The 43 - 101 technical report, available at www.sedar.com - “Quimsacocha Gold Project, Preliminary Assessment Report”, indicates that both open pit and underground mining methods are viable for various processing options. Whole ore pressure oxidation (“POX”) continues to be the most favorable processing method evaluated to date and will be the only option presented here.

Key conclusions of the preliminary assessment are summarized in the table below:

		Open Pit Whole Ore POX	Underground Whole Ore POX
Total Tonnes (000’s)		14,702	7,754
Grade	Au (g/t)	4.94	5.95
	Ag (g/t)	30.7	37.1
	Cu (%)	0.19	0.22

Processing Rate (000 tonnes/year)		1,750	1,050
Capital Cost ($ millions)		263.9*	137.1
Processing Costs ($ per tonne milled)		22.23	24.86
Mining Costs ($ per tonne mined)		0.90	15.00
Operating Strip ratio**		5.9	-
G & A and Other ($ per tonne milled)		5.13	3.20
LOM Sustaining Capital ($ millions)		51.6	28.1
Recovery (%)	Au	97	97
	Ag	45	45
	Cu	98	98
Annual Production	Au (oz)	281,159	203,186
	Ag (oz)	810,332	588,382
	Cu (tonnes)	3,398	2,361
Total LOM Au Production (000 oz)		2,277	1,443
Pre Tax NPV ($ millions)		$209.5	$149.4
($400 gold @ 0% discount)
IRR ($400 gold)		14.4%	16.4%
Life of Mine		8.4 Years	7.4 years
*includes $63 million for pre-stripping 70 million tonnes waste
**excluding pre-strip waste
This study was based on $400/oz gold, $1.25/lb copper and $5.50/oz silver.

This project would provide at least 250 jobs directly for people in the region as well as ancillary employment arising from the purchase of goods and services, locally and regionally. There would also be a significant infusion of tax dollars paid throughout the mine life which will be subject to the tax revenue sharing provisions set out in the Government of Ecuador’s mining and fiscal policies. These policies ensure tax revenue is specifically shared with the regional and local governments in surrounding areas. The development of this project would also include additional infrastructure to support the mine and the surrounding community. All stakeholders should benefit from the additional infrastructure. Finally, the project would be developed in a manner that applies best practices for environmental and water management.

Sadiola

IAMGOLD was recently informed by its joint venture partner and operator at the Sadiola mine, AngloGold Ashanti that an error was made when calculating and reporting the December 31, 2005 Mineral Resources for the Sadiola mine.

AngloGold Ashanti reports that the error was a result of incorrect manipulation of data between various software programs used in the mineral resource estimation and reporting procedure. This allowed a resource pit shell to be generated that was much larger than should have been generated. Procedures have been put in place to ensure that this error is not repeated, including independent audits of the mineral resources and reserves.

This error affects only the mineral resources at the mine. It does not affect the proven and probable ore reserves at the mine which are used for mine planning purposes. This error does not effect the Sadiola Deep Sulphide Pre-Feasibility study, completed by Hatch and Digby Wells & Associates (Pty) Ltd who independently estimated the mineral resources for that study.

The previously reported and corrected resources are:

Sadiola Mine*		Previously	Corrected	Difference
		Reported

Measured	Tonnes (000)	18,401	18,394	(7)
	Grade (g/t)	1.5	1.5	(0.0)
	Ounces (000)	887	885	(2)

Indicated	Tonnes (000)	62,566	45,381	(17,185)
	Grade (g/t)	2.4	2.6	1.9
	Ounces (000)	4,823	3,779	(1,044)

Measured & Indicated	Tonnes (000)	80,967	63,775	(17,192)
	Grade (g/t)	2.2	2.3	1.9
	Ounces (000)	5,709	4,664	(1,045)

Inferred	Tonnes (000)	88,874	33,052	(55,822)
	Grade (g/t)	1.9	2.1	1.7
	Ounces (000)	5,316	2,179	(3,138)
* 100 % Basis

Work continues on the Sadiola Deep Sulphide Pre-Feasibility study. The initial conclusions of the study showed marginal economics using the current mill configuration and mining and energy costs, based on a $451/oz gold price. A 2.5 tonne sample of the deep sulphide material has been shipped to South Africa for further metallurgical testwork. Preliminary metallurgical results are expected in the third quarter of 2006. This test work will focus on pre-concentration of the sulphides and a treatment circuit for this concentrated product, including fine grinding and oxidation. In parallel with the metallurgical test work, studies have been initiated and are directed towards lowering the operating costs. These include switching to heavy fuel oil for power generation and converting to owner mining. The results from these studies are also expected in the third quarter.

Engineering work is concurrently underway to install a gravity separation circuit to capture coarse gold in the grinding circuit. Initial test work has shown that an overall increase in gold recovery of 3% is possible.

During the first quarter of 2006, the Sadiola operation performed well. Mined volumes and milled tonnage were slightly behind the fourth quarter of 2005, mainly due to fewer operating days in the first quarter of 2006 as compared to the fourth quarter of 2005. Throughput was lower in the first quarter of 2006 due to planned maintenance shutdowns.

Gold production in the first quarter of 2006 was on track at 111,000 ounces. This combined with direct cash costs of $31.6 million resulted in Gold Institute cash costs of $273 per ounce.

Yatela

Production at Yatela exceeded expectations both in terms of tonnage processed and gold produced. High availability in the crushing plant allowed record tonnage to be stacked. Mining took place in the higher grade bottom portion of the pit, which increased the stacked grade. The resulting 119,000 ounces that were produced was a quarterly record for the mine. Mining volumes were down for the quarter due to less waste mining and access restrictions at the bottom of the pit. The good gold production resulted in Gold Institute cash costs falling to $207 per ounce.

An additional pushback at the Yatela main pit has recently been approved, with pre-stripping scheduled to begin in May. This pushback will allow access to deeper ore in the pit as well as additional ore in the southwest portion of the pit wall. This pushback will add an additional 350,000 ounces over the life of the mine and will extend the mine production by at least 15 months into the first half of 2009. The capital required for the pushback is $5.7 million dollars.

Tarkwa

Tarkwa performed well during the quarter. Mine production increased and the CIL plant, commissioned in 2005, performed well above its nameplate capacity. The CIL plant had record throughput of 1.3 million tonnes for the quarter.

Additional waste stripping commenced at the Teberebie pit in order to pre-strip sufficient ore material for the CIL plant. This additional stripping is being capitalized.

During the first quarter, preliminary engineering began for the expansion of the CIL plant. The feasibility study on this CIL mill expansion is expected to be completed in late October. This potential expansion could, at least, double mill throughput and increase the ultimate life of mine production. The construction to expand the North Heap leach facility continued during the quarter.

Total gold production was 192,000 ounces during the quarter at a Gold Institute cash cost of $304 per ounce. The operational strip ratio increased to 3.4 from 3.3 last quarter, and combined with higher fuel, cement and cyanide prices, resulted in the increased costs.

The owner mining fleet continued to perform well, with record ore volume being mined during the month of February.

Damang

Damang continued to perform well during the quarter, with good volumes mined and mill recovery and throughput. A total of 62,000 ounces were produced during the quarter.

The main Damang pit cut back, started in the third quarter of 2005, remains ahead of schedule. Work continued on raising the walls of the east tailings dam.

Gold Institute cash costs were $345 per ounce, up from the previous quarter, mainly attributable to increased operating strip ratios.

Mupane

Mupane underperformed during the quarter with gold production totaling 18,119 ounces. Head grades were 10% below budget due to a short term change in the mine plan in order to sustain consistent ore feed to the mill. Milled tonnage was below expectations due to feed problems to the milling circuit and due to the processing of sulphide ore.

The flotation plant was commissioned during the quarter, ahead of schedule. While this has increased the head grades, mill throughput has been limited due to the high oxygen demand of the sulphide ore. The present oxygen plant is insufficient to meet the oxygen demand. An additional plant will be constructed and other short-term alternatives for oxygen supply are being sourced. Mined volume has been reduced to be in line with the mill capacity which resulted in additional fixed charges by the mining contractor.

Gold Institute cash costs for the quarter were $461 per ounce. Costs were higher due to the increase in the mining unit cost and increases in fuel and reagent costs including cyanide and grinding media and due to the shortfall in ounces.

Plant performance is expected to improve as throughput and oxygen supply issues are resolved. Costs will also improve. For the remainder of 2006, Mupane is expected to produce 70,000 ounces at a cash cost, as defined by the Gold Institute, of US$330 /oz.

Exploration at Mupane has focused on testing extensions to the south east of the current operation at Mupane and at Signal Hill. Results at Signal Hill have been encouraging with a new zone of mineralization being confirmed in recent drill results. Once the final assay results have been received, an examination of the economics of the Signal Hill zone will begin. Drilling has also commenced at Jim’s Luck and a new RC rig is arriving in mid May to begin an extensive drilling program planned for the Shashe Mining Lease.

Buckreef

The activities at the Buckreef Development project during the first quarter of 2006 were focused on reassessment and confirmation of the existing resource. This reassessment has provided for a greater understanding of the gold mineralization occurrences and has subsequently generated additional drilling targets. Infill drilling continued in Buckreef North and was completed during the quarter to upgrade resources to a higher confidence category. Drilling also occurred at Buckreef and Bingwa to further delineate the resource. Targets were also tested north of Bingwa. During the second half of 2006, step out drilling from Busolwa is planned as well as drilling on targets identified by the reassessment earlier in the year. It is anticipated that up to four drill rigs will be on site to by July 2006.

A geological review also occurred during the quarter and will result in a revised geological model, scheduled for completion by the end of the third quarter. A preliminary review of geotechnical conditions was initiated to evaluate mining options at Buckreef and Busolwa is scheduled to continue in the third quarter. Test work on metallurgic samples will begin in June by Independent Metallurgical Laboratories (IML) in Perth Australia on each mineralized zone. A regional hydrological study commenced at Busolwa during Q1 2006. The preliminary portion of this was successful and further testing is scheduled for completion during the second quarter of 2006.

URS Australia Pty Limited commenced work on the Environmental Impact Assessment (EIA) during the quarter and completed a Phase 1 Contaminated Land Assessment study which documented the existing conditions within the project area and recommended that future work will be required.

A plan for conducting a Social Impact Assessment was developed for the project. The University of Dar Es Salaam was contracted to complete this assessment report and is expected to be completed in Q2 2006.

Resource estimates for Buckreef and Busolwa will be updated as part of the revised geological models to be completed in Q3 2006. Once complete, a positive review of these models would lead to the commencement of a bankable feasibility study during the fourth quarter.

For further information please contact:

IAMGOLD Corporation:
Lisa Doddridge
Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.